# To Our shareholders,

The big news of our recently completed third quarter was, of course, the announcement of our upcoming strategic alliance with Mid America Bank, the banking subsidiary of MAF Bancorp, Inc.

First, I'd like to review our financial results for the latest quarter, which ended on June 30th. Our net income for the quarter grew by $1.4 million to $6.5 million, compared with $5.1 million for the same quarter last year. Diluted earnings per share also increased to $0.66, a $0.14 rise over the third quarter of 2002.

Based on these results, your Board of Directors declared a cash dividend in the amount of $0.20 per share, payable on August 20, 2003 to shareholders of record as of August 11, 2003.

During the past quarter, we saw a continuation of many of the trends begun in other recent quarters. The interest rate environment again played a dominant role in our results. Driven by interest rates that were the lowest they've been since the late 1950s, our loan originations were again very high. This gave us more loans to sell into the secondary market, resulting in total gains on the sale of mortgage loans of $5.9 million (more than double our $2.3 million in similar gains in the same period last year).

Our deposit fee income was also higher for the quarter, totaling $2.3 million, and continues to be a significant source of income. In addition, our credit quality — always a top priority — continues to be strong.

I'd like to make special note of the opening of our 23rd branch office, Oak Creek, scheduled for early September. This will expand our franchise into a new market area.

With respect to the partnership between St. Francis and Mid America Bank, this alliance is a natural fit that brings together two teams of talented and dedicated professionals, all committed to community banking and personalized customer service. As a growing institution, MAF, with 65 offices in the Chicago and Milwaukee markets, will bring more services — including Internet services — to the Milwaukee market. Our combined institution will receive a broader following by the investment community and its shares will provide increased liquidity to shareholders.

We are also confident our customers will find that Mid America Bank shares our commitment to the residents of the communities it serves, working to boost home ownership and development through community lending and involvement. To underscore that commitment, Mid America Bank has announced a new five-year community lending program designed to provide $500 million in loans to Milwaukee-area minority neighborhoods and to low- to moderate-income areas and families. This initiative is aimed at helping individuals and families achieve their dream of home ownership — and it meshes perfectly with our own belief in the importance of community lending.

This is truly an exciting time for everyone associated with St. Francis. We appreciate your continued trust, support and confidence as we enter this new era in our ongoing history of success.

Sincerely,

*Thomas R. Perz*

Thomas R. Perz
President and Chief Executive Officer

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## Corporate Headquarters
St. Francis Capital Corporation
13400 Bishops Lane, Suite 350
Brookfield, WI 53005

## Shareholder Inquiries
Jon D. Sorenson or Susan M. Hullin: (262) 787-8700 or
E-mail: susanhullin@stfrancisbank.com

## Stock Listing
St. Francis Capital Corporation common stock is traded on the NASDAQ National Market System under the symbol STFR. The Company's stock quotes appear in The Wall Street Journal and other publications usually under St. FrancisCap or St. Francis.

## 23 Full Service Branch Locations

**St. Francis**
3545 S. Kinnickinnic Avenue
Milwaukee, Wisconsin 53235

**Cudahy**
6042 S. Packard Avenue
Cudahy, Wisconsin 53110

**Downtown**
275 W. Wisconsin Avenue
Ste. 1390
Milwaukee, Wisconsin 53203

**Elmbrook**
2360 N. 124th Street
Wauwatosa, Wisconsin 53226

**Germantown**
N112 W18741 Mequon Road
Germantown, Wisconsin 53022

**Greendale**
5499 S. 76th Street
Greendale, Wisconsin 53129

**Hartford**
709 Grand Avenue
Hartford, Wisconsin 53027

**Kewaskum**
1225 Fond du Lac Avenue
Kewaskum, Wisconsin 53040

**Lake Geneva**
401 Broad Street
Lake Geneva, Wisconsin 53147

**Lisbon**
6055 W. Lisbon Avenue
Milwaukee, Wisconsin 53210

**Menomonee Falls**
N88 W16586 Appleton Avenue
Menomonee Falls, Wisconsin 53051

**Morgan**
3470 S. 27th Street
Milwaukee, Wisconsin 53215

**Muskego**
S74 W17100 Janesville Road
Muskego, Wisconsin 53150

**National**
10725 W. National Avenue
West Allis, Wisconsin 53227

**New Berlin**
3670 S. Moorland Road
New Berlin, Wisconsin 53151

**Oak Creek**
**(Opening September 2003)**
125 E. Puetz Rd.
Oak Creek, Wisconsin 53154

**Oklahoma**
7501 W. Oklahoma Avenue
Milwaukee, Wisconsin 53219

**Thiensville**
153 N. Main Street
Thiensville, Wisconsin 53092

**Waukesha Moreland**
2116 E. Moreland Blvd.
Waukesha, Wisconsin 53186

**Waukesha Sunset**
201 E. Sunset Drive
Waukesha, Wisconsin 53186

**Wauwatosa Village**
6810 W. State Street
Wauwatosa, Wisconsin 53213

**West Allis**
9330 W. Greenfield Avenue
West Allis, Wisconsin 53214

**West Bend**
2356 W. Washington Street
West Bend, Wisconsin 53095

**ST. FRANCIS Capital Corporation**


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# *Our commitment to you*

Third Quarter Report

for the nine months ended June 30, 2003

**ST. FRANCIS Capital Corporation**

Small enough to care.
Big enough to get you there.℠

# St. Francis Capital Corporation
## and Subsidiary

Third Quarter Report for the three and nine months ended June 30, 2003
(unaudited)

(Dollars in thousands, except per share data)

| Income Statement | Nine months ended June 30, | | Three months ended June 30, | |
|---|---|---|---|---|
| | **2003** | **2002** | **2003** | **2002** |
| Interest income | $ 79,271 | $ 93,323 | $ 25,196 | $ 30,636 |
| Interest expense | 42,600 | 51,654 | 13,435 | 16,249 |
| Net interest income | | | | |
| before provision for loan losses | 36,671 | 41,669 | 11,761 | 14,387 |
| Provision for loan losses | 637 | 2,733 | 84 | 913 |
| Net interest income | 36,034 | 38,936 | 11,677 | 13,474 |
| Other operating income | 29,914 | 19,028 | 11,059 | 5,285 |
| General and administrative expenses | 39,248 | 35,822 | 13,337 | 11,912 |
| Income before income tax expense | 26,700 | 22,142 | 9,399 | 6,847 |
| Income tax expense | 7,809 | 6,157 | 2,878 | 1,783 |
| Net income | $ 18,891 | $ 15,985 | $ 6,521 | $ 5,064 |

## Financial Highlights

| | Nine months ended June 30, | | Three months ended June 30, | |
|---|---|---|---|---|
| | **2003** | **2002** | **2003** | **2002** |
| Basic earnings per share | $ 2.01 | $ 1.73 | $ 0.69 | $ 0.55 |
| Diluted earnings per share | 1.92 | 1.65 | 0.66 | 0.52 |
| Return on average equity | 13.55 % | 12.73 % | 13.68 % | 11.86 % |
| Return on average assets | 1.13 % | 0.97 % | 1.17 % | 0.91 % |
| Net interest margin | 2.32 % | 2.69 % | 2.24 % | 2.75 % |
| Net interest spread | 2.09 % | 2.46 % | 2.00 % | 2.52 % |
| Other operating income to average assets | 1.79 % | 1.16 % | 1.99 % | 0.95 % |
| G&A expenses to average assets | 2.34 % | 2.18 % | 2.40 % | 2.14 % |

## Stock Price

| | Nine months ended June 30, | | Three months ended June 30, | |
|---|---|---|---|---|
| | **2003** | **2002** | **2003** | **2002** |
| High | $ 29.61 | $ 25.20 | $ 29.61 | $ 25.20 |
| Low | $ 20.88 | $ 20.25 | $ 22.70 | $ 22.12 |
| Close | $ 29.07 | $ 24.79 | $ 29.07 | $ 24.79 |

| Financial Condition | June 30, 2003 | September 30, 2002 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 44,167 | $ 45,835 |
| Investment securities | 64,797 | 16,596 |
| Mortgage-backed and related securities | 629,170 | 708,826 |
| Loans receivable | 1,298,402 | 1,322,472 |
| Federal Home Loan Bank stock | 110,943 | 90,784 |
| Real estate held for investment | 31,650 | 32,803 |
| Foreclosed properties | 847 | 1,908 |
| Goodwill | 12,891 | 12,891 |
| Other assets | 61,474 | 107,002 |
| **Total Assets** | $ 2,254,341 | $ 2,339,117 |
| **Liabilities and Shareholders' Equity** | | |
| Deposits | $ 1,357,524 | $ 1,416,979 |
| Advances and other borrowings | 667,767 | 642,063 |
| Other liabilities | 35,072 | 100,994 |
| Total Liabilities | 2,060,363 | 2,160,036 |
| Shareholders' equity | 193,978 | 179,081 |
| **Total Liabilities and Shareholders' Equity** | $ 2,254,341 | $ 2,339,117 |
| Shareholders' equity to total assets | 8.60 % | 7.66 % |
| Book value per share | $ 19.33 | $ 18.31 |

### Asset Quality Information

| | June 30, 2003 | September 30, 2002 |
|---|---|---|
| Non-performing loans | $ 3,349 | $ 2,209 |
| Foreclosed properties | 847 | 1,908 |
| Non-performing assets | $ 4,196 | $ 4,117 |
| Performing troubled debt restructurings | $ 1,044 | $ 2,440 |
| Allowance for loan losses | $ 14,172 | $ 14,212 |
| Non-performing loans to gross loans | 0.25 % | 0.16 % |
| Non-performing assets to total assets | 0.19 % | 0.18 % |
| Allowance for loan losses to gross loans | 1.04 % | 1.03 % |
| Allowance for loan losses to non-performing loans | 423.17 % | 643.37 % |